FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 31, 2019

THIRD QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $68.6 million ($2.04 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2019 compared to net earnings of $106.2 million ($3.34 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2018, primarily reflecting net losses on investments, partially offset by higher operating income. Book value per basic share at September 30, 2019 was $462.98 compared to $432.46 at December 31, 2018 (an increase of 9.5% adjusted for the $10 per common share dividend paid in the first quarter of 2019).
"Despite the catastrophe activity in the quarter, our insurance companies continued to have strong underwriting performance with a third quarter consolidated combined ratio of 97.5%, with Zenith National at 87.1% and all but one of our other major companies between 96.2% and 97.9%, and our operating income remained excellent, improving to $280 million. We continue to be soundly financed, with over $1 billion cash and marketable securities at the holding company and no significant holding company debt maturities until 2022," said Prem Watsa, Chairman and Chief Executive Officer.
The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2019	2018	2019	2018
	($ millions)
Gross premiums written	4,211.6	3,763.6	13,273.6	11,763.0
Net premiums written	3,318.3	2,960.8	10,614.1	9,376.7

Underwriting profit	81.3	74.2	270.7	299.1
Interest and dividends - insurance and reinsurance	163.1	139.2	501.5	400.8
Share of profit of associates - insurance and reinsurance	35.7	36.5	84.6	24.9
Operating income	280.1	249.9	856.8	724.8
Run-off (excluding net gains (losses) on investments)	(14.2)	(49.2)	(45.0)	(102.3)
Non-insurance operations	8.2	65.7	163.9	244.8
Interest expense*	(121.5)	(84.8)	(355.0)	(259.9)
Corporate overhead and other income / expense	14.0	(2.6)	97.1	(113.8)
Net gains (losses) on investments	(96.7)	41.2	1,075.8	917.2
Pre-tax income	69.9	220.2	1,793.6	1,410.8
Income taxes and non-controlling interests	(1.3)	(114.0)	(461.5)	(557.2)
Net earnings attributable to shareholders of Fairfax	68.6	106.2	1,332.1	853.6
* Including $19.2 million and $50.8 million in the third quarter and first nine months of 2019, respectively, related to the revised accounting for leases effective January 1, 2019

Highlights for the third quarter of 2019 (with comparisons to the third quarter of 2018 except as otherwise noted) include the following:

•
The consolidated combined ratio of the insurance and reinsurance operations was 97.5%, producing an underwriting profit of $81.3 million, compared to a combined ratio of 97.6% and an underwriting profit of $74.2 million in 2018.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•
Net premiums written by the insurance and reinsurance operations increased by 12.1% to $3,318.1 million (13.7% excluding the net premiums written by operations not present in the third quarters of both 2019 and 2018).

•	The operating income of the insurance and reinsurance operations increased to $280.1 million from $249.9 million, reflecting primarily higher interest and dividends.

•
Interest and dividends of $214.9 million increased from $193.7 million, primarily reflecting higher interest income earned on increased holdings of high quality U.S. corporate bonds, partially offset by lower interest income earned on decreased holdings of U.S. municipal bonds.

•	Share of profit of associates of $149.6 million increased from $63.9 million, principally reflecting increased share of profit of Eurolife and IIFL Finance.

•
Interest expense of $121.5 million is comprised of $65.7 million incurred on borrowings by the holding company and the insurance and reinsurance companies, $36.6 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and $19.2 million of accretion on lease liabilities subsequent to the adoption of IFRS 16 on January 1, 2019.

•	Short-dated U.S. treasury bonds and high quality corporate bonds represented 25.7% of the company's portfolio investments at September 30, 2019 compared to 34.7% at December 31, 2018.

•	Net investment losses of $96.7 million in 2019 consisted of the following:

	Third quarter of 2019
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	170.7	(159.3)	11.4
Short equity exposures	—	(17.9)	(17.9)
Net equity exposures	170.7	(177.2)	(6.5)
Bonds	14.3	48.0	62.3
Other	(136.7)	(15.8)	(152.5)
	48.3	(145.0)	(96.7)

	First nine months of 2019
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	599.6	362.2	961.8
Short equity exposures	(7.9)	117.0	109.1
Net equity exposures	591.7	479.2	1,070.9
Bonds	(260.2)	471.6	211.4
Other	(134.6)	(71.9)	(206.5)
	196.9	878.9	1,075.8

•	Net losses on Other in the third quarter of 2019 in the table above was primarily due to foreign exchange impacts on investments denominated in the euro, which weakened against the U.S. dollar.

•	In two approximately equal transactions in late September and early October 2019 the company sold its remaining 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 million.

•
On July 15, 2019, the company redeemed its remaining Cdn$395.6 million principal amount of 6.40% unsecured senior notes due May 25, 2021 for cash consideration of $329.1 million (Cdn$429.0 million) including accrued interest, and recognized a loss on repurchase of long term debt of $23.7 million (Cdn$30.7 million).

•
The company held $1,701.8 million of cash, short term investments and marketable securities at the holding company level ($1,699.0 million net of short sale and derivative obligations) at September 30, 2019, compared to $1,557.2 million ($1,550.6 million net of short sale and derivative obligations) at December 31, 2018.

•
The company's total debt to total capital ratio, excluding non-insurance operations, increased to 27.1% at September 30, 2019 from 25.0% at December 31, 2018, primarily reflecting increased borrowings at the holding company, partially offset by increased common shareholders' equity.

•
During the third quarter of 2019 the company purchased 65,815 subordinate voting shares for treasury at an aggregate cost of $29.8 million. From the fourth quarter of 2017 up to September 30, 2019, the company has purchased 621,204 subordinate voting shares for cancellation and 662,789 subordinate voting shares for treasury at an aggregate cost of $635.9 million.

•
At September 30, 2019, common shareholders' equity was $12,417.2 million, or $462.98 per basic share, compared to $11,779.3 million, or $432.46 per basic share, at December 31, 2018. The increase in common shareholders' equity per basic share was primarily due to net earnings.

There were 26.9 million and 27.4 million weighted average common shares effectively outstanding during the third quarters of 2019 and 2018 respectively. At September 30, 2019 there were 26,820,057 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2019 results at 8:30 a.m. Eastern time on Friday, November 1, 2019. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2013 (Canada or U.S.) or 1 (517) 308-9087 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 15, 2019. The replay may be accessed at 1 (866) 356-4351 (Canada or U.S.) or 1 (203) 369-0104 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2019 and December 31, 2018
(unaudited - US$ millions)

	September 30, 2019	December 31, 2018
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $8.2; December 31, 2018 – $21.5)	1,701.8	1,557.2
Insurance contract receivables	5,654.4	5,110.7

Portfolio investments
Subsidiary cash and short term investments	10,262.2	6,722.0
Bonds (cost $16,312.1; December 31, 2018 – $19,281.8)	16,683.1	19,256.4
Preferred stocks (cost $239.6; December 31, 2018 – $327.2)	221.2	260.1
Common stocks (cost $5,794.6; December 31, 2018 – $5,014.2)	5,334.2	4,431.4
Investments in associates (fair value $3,360.3; December 31, 2018 – $3,279.1)	3,995.2	3,471.9
Derivatives and other invested assets (cost $1,219.5; December 31, 2018 – $971.3)	684.9	563.6
Assets pledged for short sale and derivative obligations (cost $94.0; December 31, 2018 – $164.8)	94.3	164.6
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	2,629.5	2,562.9
	39,904.6	37,432.9

Deferred premium acquisition costs	1,306.6	1,127.3
Recoverable from reinsurers (including recoverables on paid losses – $823.9; December 31, 2018 – $651.0)	8,715.3	8,400.9
Deferred income taxes	309.5	497.9
Goodwill and intangible assets	6,203.6	5,676.9
Other assets	5,905.6	4,568.3
Total assets	69,701.4	64,372.1

Liabilities
Accounts payable and accrued liabilities	4,828.3	3,020.0
Short sale and derivative obligations (including at the holding company – $2.8; December 31, 2018 – $6.6)	92.7	149.5
Insurance contract payables	2,693.6	2,003.1
Insurance contract liabilities	36,662.0	35,353.9
Borrowings – holding company and insurance and reinsurance companies	5,648.7	4,855.2
Borrowings – non-insurance companies	2,134.2	1,625.2
Total liabilities	52,059.5	47,006.9

Equity
Common shareholders’ equity	12,417.2	11,779.3
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	13,752.7	13,114.8
Non-controlling interests	3,889.2	4,250.4
Total equity	17,641.9	17,365.2
	69,701.4	64,372.1

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2019 and 2018
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2019	2018	2019	2018
Income
Gross premiums written	4,211.6	3,763.6	13,273.6	11,763.0
Net premiums written	3,318.3	2,960.8	10,614.1	9,376.7

Gross premiums earned	4,159.1	3,853.3	12,341.3	10,964.5
Premiums ceded to reinsurers	(893.6)	(788.5)	(2,394.0)	(2,158.0)
Net premiums earned	3,265.5	3,064.8	9,947.3	8,806.5
Interest and dividends	214.9	193.7	672.4	582.6
Share of profit of associates	149.6	63.9	415.1	126.9
Net gains (losses) on investments	(96.7)	41.2	1,075.8	917.2
Other revenue	1,392.6	1,077.4	3,889.2	3,144.6
	4,925.9	4,441.0	15,999.8	13,577.8
Expenses
Losses on claims, gross	2,600.1	2,655.4	8,283.3	7,185.9
Losses on claims ceded to reinsurers	(488.5)	(658.3)	(1,759.0)	(1,650.9)
Losses on claims, net	2,111.6	1,997.1	6,524.3	5,535.0
Operating expenses	609.3	581.9	1,821.6	1,825.0
Commissions, net	560.8	529.6	1,624.8	1,497.4
Interest expense	121.5	84.8	355.0	259.9
Other expenses	1,452.8	1,027.4	3,880.5	3,049.7
	4,856.0	4,220.8	14,206.2	12,167.0
Earnings before income taxes	69.9	220.2	1,793.6	1,410.8
Provision for (recovery of) income taxes	(4.5)	71.0	325.1	139.7
Net earnings	74.4	149.2	1,468.5	1,271.1

Attributable to:
Shareholders of Fairfax	68.6	106.2	1,332.1	853.6
Non-controlling interests	5.8	43.0	136.4	417.5
	74.4	149.2	1,468.5	1,271.1

Net earnings per share	$2.13	$3.46	$48.20	$29.74
Net earnings per diluted share	$2.04	$3.34	$46.23	$28.83
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	26,851	27,419	26,926	27,566

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2019 and 2018
(unaudited - US$ millions)

	Third quarter		First nine months
	2019	2018	2019	2018

Net earnings	74.4	149.2	1,468.5	1,271.1

Other comprehensive loss, net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations	(182.2)	(149.3)	(31.8)	(577.8)
Gains (losses) on hedge of net investment in Canadian subsidiaries	27.9	(36.2)	(61.2)	54.6
Gains (losses) on hedge of net investment in European operations	13.5	4.5	(26.3)	43.3
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(50.9)	(24.5)	(61.9)	(36.6)
	(191.7)	(205.5)	(181.2)	(516.5)
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	6.7	6.4	25.2	8.4

Other comprehensive loss, net of income taxes	(185.0)	(199.1)	(156.0)	(508.1)
Comprehensive income (loss)	(110.6)	(49.9)	1,312.5	763.0

Attributable to:
Shareholders of Fairfax	(49.7)	(10.2)	1,219.4	573.2
Non-controlling interests	(60.9)	(39.7)	93.1	189.8
	(110.6)	(49.9)	1,312.5	763.0

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the third quarters and first nine months ended September 30, 2019 and 2018 were as follows:
Net Premiums Written

	Third quarter		First nine months
	2019	2018	2019	2018
Northbridge	335.3	284.6	975.1	861.4
Odyssey Group	855.2	705.8	2,510.1	2,185.5
Crum & Forster	598.3	514.1	1,738.3	1,510.4
Zenith National	152.4	166.8	579.5	637.5
Brit	413.9	424.5	1,239.1	1,220.1
Allied World	613.3	518.7	1,997.5	1,882.2
Fairfax Asia	55.9	45.8	161.2	145.5
Insurance and Reinsurance - Other	293.8	300.6	850.0	934.4
Insurance and reinsurance operations	3,318.1	2,960.9	10,050.8	9,377.0

Net Premiums Earned

	Third quarter		First nine months
	2019	2018	2019	2018
Northbridge	332.4	292.0	911.2	835.2
Odyssey Group	855.0	741.7	2,363.5	2,067.2
Crum & Forster	561.1	498.0	1,589.5	1,457.2
Zenith National	186.1	206.4	549.4	602.1
Brit	388.3	392.9	1,195.3	1,172.2
Allied World	605.1	603.7	1,796.3	1,682.9
Fairfax Asia	52.0	47.3	145.1	143.4
Insurance and Reinsurance - Other	273.3	281.6	772.0	841.0
Insurance and reinsurance operations	3,253.3	3,063.6	9,322.3	8,801.2

Combined Ratios

	Third quarter		First nine months
	2019	2018	2019	2018
Northbridge	97.5%	89.5%	98.7%	98.1%
Odyssey Group	97.6%	97.5%	96.3%	93.5%
Crum & Forster	97.9%	98.1%	97.7%	98.8%
Zenith National	87.1%	80.3%	83.3%	84.9%
Brit	104.1%	108.3%	98.9%	101.3%
Allied World	96.2%	96.7%	98.7%	95.5%
Fairfax Asia	96.9%	98.5%	97.8%	100.9%
Insurance and Reinsurance - Other	97.1%	104.7%	99.5%	102.2%
Insurance and reinsurance operations	97.5%	97.6%	97.1%	96.6%